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                 February 17, 2021

       Kevin Helash
       Chief Executive Officer
       Marrone Bio Innovations, Inc.
       1540 Drew Avenue
       Davis, CA 95618

                                                        Re: Marrone Bio
Innovations, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 8,
2021
                                                            File No. 333-252823

       Dear Mr. Helash:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Jordan Metoyer at 202-551-6001 or Ada D. Sarmento at 202-551-
       3798 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Alfredo B.D. Silva,
Esq.